Exhibit 4.1

DESCRIPTION OF SECURITIES

The following description of our capital stock is qualified in its entirety by reference to our certificate of incorporation and bylaws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. Reference is also made to the Delaware General Corporation Law, or DGCL. We encourage holders to read our certificate of incorporation, our bylaws and the applicable provisions of the DGCL for additional information.

As of December 31, 2019, we were authorized to issue up to 500,000,000 shares of common stock, $ 0.001 par value per share and 3,000,000 shares of preferred stock, $0.001 par value per share. Our common stock is traded in the over-the-counter market under the symbol “TGLO.”

Common Stock

Dividends

Subject to applicable law and the rights, if any, of the holders of any series of preferred stock then outstanding, the holders of our common stock will have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by our board of directors, from legally available funds.

Voting Rights

The holders of our common stock shall be entitled to one vote per share held.

The holders of a majority of the voting power of our issued and outstanding shares of capital stock entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders. If, however, such quorum shall not be present or represented by proxy at any meeting of stockholders, the stockholders entitled to vote, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented by proxy. At such adjourned meeting at which a quorum shall be present or represented by proxy, any business may be transacted which might have been transacted at the meeting as originally called. If the adjournment is for more than thirty days, or, if after adjournment a new record date is set, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Each stockholder entitled to vote at any meeting of stockholders may authorize another person or persons to act for such stockholder by a proxy signed by such stockholder or such stockholder’s attorney-in-fact, but no proxy shall be voted after three years from its date, unless the proxy provides for a longer period. Any such proxy shall be delivered to the secretary of the meeting at or prior to the time designated in the order of business for delivering such proxies. When a quorum is present at any meeting, the affirmative vote of the holders of a majority of the voting power of the issued and outstanding stock entitled to vote thereon, present in person or represented by proxy, shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the certificate of incorporation or of the bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Unless required by statute, or determined by the chairman of the meeting to be advisable, the vote on any question need not be by ballot. On a vote by ballot, each ballot shall be signed by the stockholder voting, or by such stockholder’s proxy, if there be such proxy.

Board of Directors

Our certificate of incorporation and the DGCL provides that our board of directors shall consist of one or more members.

No Other Rights

Holders of our common stock are not entitled to preemptive, redemption, subscription or conversion rights. The rights, preferences and privileges of holders of common stock could be subject to, and may be adversely affected by, the rights of the holders of shares of any preferred stock, if any, which may be issued in the future.

Preferred Stock

As stated above, we were authorized to issue up to 3,000,000 shares of preferred stock, $0.001 par value per share as of December 31, 2019. All the terms of the preferred stock are, or will be, contained in our certificate of incorporation, the certificates of amendment relating to each series of the preferred stock and our bylaws.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and the DGCL

Certain provisions of our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions provide the following:

•         special meetings of stockholders may be called for any purpose by our board of directors, the chairman of our board of directors, our chief executive officer or president, or the request of holders of a majority of the voting power of the issued and outstanding shares of capital stock entitled to vote at such meeting;

•         to adopt, repeal, alter or amend the provisions of our bylaws, our bylaws require either the affirmative vote of the holders of at least a majority of the voting power of all the issued and outstanding shares of our capital stock entitled to vote on the matter or by our board of directors;

•        Our bylaws establish notice procedures for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of our stockholders. These procedures provide that only persons who are nominated by or at the direction of our board of directors, or by a stockholder who has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as one of our directors. Further, these procedures provide that at an annual meeting, the only business that may be conducted is the business that has been specified in the notice of the meeting given by, or at the direction of, our board or by a stockholder who has given timely written notice to our secretary of such stockholder’s intention to bring that business before the meeting; and

•        there is no cumulative voting in the election of directors.

As a Delaware corporation, we are also subject to Section 203 of the DGCL which restricts certain “business combinations” with “interested stockholders” for three years following the date that a person becomes an interested stockholder unless: (1) the “business combination” or the transaction which caused the person or entity to become an interested stockholder is approved by the board prior to such business combination or transactions; (2) upon the completion of the transaction in which the person or entity becomes an “interested stockholder,” such interested stockholder holds at least 85% of our voting stock not including (x) shares held by officers and directors and (y) shares held by employee benefit plans under certain circumstances; or (3) at or after the person or entity becomes an “interested stockholder,” the “business combination” is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by such interested stockholder. A Delaware corporation may elect not to be governed by Section 203. We have not made such an election.

For purposes of the DGCL, an “interested stockholder” generally is defined as an entity or person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) directly or indirectly beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated or associated with such entity or person.

For purposes of the DGCL, a “business combination” includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. This provision of the DGCL could prohibit or delay mergers or other takeover or change of control attempts and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by our stockholders.